82-3023

File Number: ~~82-4991~~

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

04010091

04 FEB 25 AM 7:21

SUPPL

February 17, 2004

Securities and Exchange Commission
450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C. U.S.A. 20549

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) News Release dated February 2, 2004
(b) News Release dated February 4, 2004
(c) Material Change Report dated February 2, 2004
(d) Material Change Report dated February 4, 2004

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

dw 2/26

File Number: 82-4991

OSISKO
EXPLORATION LTÉE

04 FEB 25 AM 7:21

OSISKO AND GOLDEN HOPE RELEASE FINAL PHASE ONE DRILL RESULTS

Phase II Bellechasse drill program to begin in February 2004

(Montreal, February 2, 2004) Osisko Exploration Ltd. (OSK:TSX-V) and Golden Hope Mines (GNH:TSX-V) are pleased to announce final results from the 2003 Phase I drilling program on the Timmins zone of the Bellechasse gold project.

The Rico vein, which is the main high-grade mineralized structure within the Timmins zone, was again intersected in hole BD2003-19, returning 25.2 g/T Au over a width of 0.90 meters (0.74 oz/t gold over 2.9 ft). The Phase I drill program successfully traced the Rico vein near the surface over a strike length of 100 meters (330 ft). The vein was intersected to a maximum vertical depth of 54 meters (175 ft) at the southwestern end of the Timmins zone (DDH BD2003-13). The vein appears to pinch at a depth of approximately 30 meters (100 ft) at the northeastern end of the Timmins zone in DDH BD2003-14 and BD2003-18.

The weighted average of eleven drill intersections through the Rico vein, diluted over an average width of 2.1 meters (6.9 ft), is 12.86 g/T Au (0.375 oz/t gold). The Rico vein dips steeply to the northwest, and is open at depth, to the northeast and to the southwest.

Results from the Phase I drill program are very encouraging. A 2000-meter Phase II drill is expected to commence in February, whose primary objective will be to extend the Rico structure, as well as the Timmins Extension zone, along strike and at depth.

Samples are being analyzed by metallic sieving/fire assaying and/or straight 50 g fire assaying at Activation Laboratories in Ancaster, Ontario. Robert Wares, P. Geo. and President of Osisko Exploration, is the Qualified Person responsible for the preparation of this news release.

Osisko has the right to acquire a 50% interest in the Bellechasse gold property from Golden Hope Mines Ltd. in consideration for $3.5 million in exploration and/or development expenditures on or before the end of 2006 and payment of $436,000 in installments, but due in full before the end of 2005. An additional 10% interest can be earned by Osisko by providing a bankable feasibility study on or before the end of 2007.

Results from holes BD2003-16 to BD2003-19 are reported in the table below:

DDH	From-To (m)	Interval (m)	Interval (ft)	Au (g/T)	Au (oz/t)
BD2003-16	**4.60-15.75**	**11.15**	**36.6**	**1.04**	**0.03**
BD2003-17	**No significant results**				
BD2003-18	**No significant results**				
BD2003-19	**14.00-20.00**	**6.00**	**19.7**	**4.89**	**0.14**
(including)	17.60-18.50	0.90	2.9	25.2	0.74 (Rico)

For further information, please contact: Mr. Robert Wares, P. Geo., President,
Osisko Exploration Ltd.
514-735-7131
info@osisko.com

www.osisko.com www.goldenhopemines.com

File Number: 82-4991

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

NEWS RELEASE

TSX Trading Symbol: GNH
S.E.C. Exemption: 12(g)3-2(b)

February 4, 2004

Golden Hope Mines Limited would like to announce that it will not be proceeding with the private placement announced on January 12, 2004. The placement was to be for 1,000,000 common shares of the Company, at a price of $0.15 per share, with warrants attached for an additional 1,000,000 common shares, at a price of $0.35 per share for a two year period.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, please contact Debra Chapman at 604-434-8829.

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

File Number: 82-4991

Form 27
Securities Act

<u>MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT</u>

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   February 2, 2004

3. **Press Release**

   CCN Matthews – February 2, 2004

4. **Summary of Material Change**

   <u>Osisko Exploration Ltd. and Golden Hope Mines Limited release final results from the 2003 Phase 1 drilling program on the Bellechase gold project.</u>

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 2nd day of February, 2004

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

File Number: 82-4991

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

Golden Hope Mines Limited
Suite 1320
4 King Street
Toronto, Ontario
M5H 1B6

2. **Date of Material Change**

February 4, 2004

3. **Press Release**

Market News Publishing Inc. – February 4, 2004

4. **Summary of Material Change**

Golden Hope Mines Limited will not be proceeding with the private placement of 1,000,000 common shares of the company at a price of $.15 per share as announced on January 12, 2004.

5. **Full Description of Material Change**

Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

N/A

8. **Senior Officer**

Ronald Haller
(416) 363- 1240

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 4th day of February, 2004

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary